**TRANSMISSÃO PAULISTA**

RECEIVED

2006 AUG 25 P 12:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Data* *São Paulo, August 18, 2006* *Ref.CTF/03865/2006*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

[redacted]

06016335

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

**SUPPL**

Gentleman/Madam:

We are enclosing a copy of the summary of decisions and the abstract of the Minutes of Meeting of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista held on July 28, 2006, for your archives.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

**PROCESSED**
**AUG 28 2006**
**THOMSON FINANCIAL**

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

dlw 8/25

*Companhia de Transmissão de Energia Elétrica Paulista*

*Rua Bela Cintra, 847*
*01415-903 - São Paulo - SP*
*Pabx.: (0xx11) 3138-7000*
*Fax: (0xx11) 3151-4107*

TRANSMISSÃO
PAULISTA

## CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
**Open Capital Company - CNPJ 02.998.611/0001-04**

**Summary of the decisions of the Board of Directors Meeting held on July 28, 2006**

In an Extraordinary Meeting held on July 28, 2006, the Board of Directors received and accepted the resignation of the councilmembers Mauro Guilherme Jardim Arce, Antonio Carlos Rizeque Malufe, Antonio Rubens Costa de Lara, Carlos Pedro Jens, Fernando Maida Dall'Acqua, Luiz Tacca Junior, Miguel Carlos Fontoura da Silva Kozma, Mônica Herman Salem Caggiano, Norberto de Franco Medeiros, Silvio Aleixo and Ruy Martins Altenfelder Silva. According to the Bylaws, the following members were appointed: Javier Genaro Gutiérrez Pemberthy (president), Luis Fernando Alarcon, Alba Luz Hoyos Naranjo, César Augusto Ramirez Rojas, Ana Mercedes Villegas, Fernando Augusto Rojas Pinto, Guido Alberto Nule Amim, Fernando Maida Dall'Acqua, Norberto de Franco Medeiros, José Sidnei Colombo Martini and Juan Bastidas Saldarriaga. The Board of Directors decided to call an Extraordinary General Shareholders' Meeting on August 14, 2006, at 10:00 a.m., in the head office of the Company, to deliberate on the election of the members of the Board of Directors, removal and election of the Audit Committee, global remuneration of the administrators and amendment to the bylaws (notice to be published in Folha de São Paulo and Diário Oficial do Estado as from July 29, 2006).

São Paulo, July 28, 2006

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director



*Companhia de Transmissão de Energia Elétrica Paulista*
Rua Bela Cintra, 847 – 9° andar – São Paulo – SP – CEP 01415-903

RECEIVED
2006 AUG 25 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**
**CNPJ 02.998.611/0001-04**
**NIRE 35300170571**

**ABSTRACT OF THE MINUTES OF THE 146TH MEETING OF THE BOARD OF DIRECTORS**

On July 28, 2006, at 10:00 a.m., duly called by the Vice-Chairman of the Board of Directors, acting Chairman, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 – 10th floor, São Paulo, an Extraordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or "Company"). Beginning the meeting, Mr. Ruy Martins Altenfelder Silva, acting Chairman of the Board of Directors, informed that on July 26, 2006 ISA Capital do Brasil Ltda. ("ISA Capital") acquired from the State of São Paulo 31,341,890,064 common shares issued by CTEEP, representing 50.1% of the voting capital and 21.0% of the total capital stock, as informed in the Relevant Facts published by the Company on June 28 and July 26, 2006. ISA Capital is a subsidiary of Interconexión Eléctrica S.A. E.S.P. ("ISA"), winner of the auction of CTEEP's shares held on June 28, 2006, created with the specific purpose for acquiring the shares of the Company, as provided for in Notice SF 001/2006. Following, the acting Chairman of the Board of Directors informed that he has received and accepted the resignation requests of the Councilmembers Mauro Guilherme Jardim Arce – Chairman of the Board of Directors, Antonio Carlos Rizeque Malufe, Antonio Rubens Costa de Lara, Carlos Pedro Jens, Fernando Maida Dall'Acqua, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Mônica Herman Salem Caggiano, Norberto de Franco Medeiros and Sílvio Aleixo, whose letters dated July 27, 2006 are filed with the Executive Secretariat of the Board of Directors, registering on the occasion the thanks to the former Councilmembers for

the participation in the works of this Collegiate and wishing them success in their new activities. Following, the acting Chairman of the Board of Directors, using the attributions and privileges he is granted by the *caput* of Article 16 of the Bylaws, appointed, as suggested by the new Controller Shareholder made through correspondence dated July 28, 2006, the following alternates to fill the vacancies left by the former Councilmembers until the next Extraordinary General Shareholders' Meeting: **Javier Genaro Gutiérrez Pemberthy**, Colombian, married, civil engineer, Identity Card No. 19,168,740, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Luis Fernando Alarcón Mantilla**, Colombian, married, civil engineer, Identity Card No. 19,144,982, resident and domiciled at Calle 72, No. 8-24 Oficina 901, Bogotá, Colômbia; **Alba Luz Hoyos Naranjo**, Colombian, married, business administrator, Identity Card No. 42,885,417, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **César Augusto Ramirez Rojas**, Colombian, married, electrician engineer, Identity Card No. 4,344,544, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Ana Mercedes Villegas Mejía**, Colombian, married, electrician engineer, Identity Card No. 43,034,387, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Fernando Augusto Rojas Pinto**, Colombian, married, electrician engineer, Identity Card No. 19,316,907, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Guido Alberto Nule Amin**, Colombian, married, economist, Identity Card No. 7,417,654, resident and domiciled at Carrera 57, No. 79-129, Piso 4, Bogotá, Colômbia; **Fernando Maida Dall'Acqua**, Brazilian, married, agronomist, Identity Card No. 4,146,438-2, Taxpayer Card (C.P.F./M.F.) No. 655,722,978-87, resident and domiciled in this city at Rua Carlos Queiroz Telles, 81, Apto. 131; **Norberto de Franco Medeiros**, Brazilian, married, engineer, CREA No. 11,570/D – 5ª Região,

Taxpayer Card (C.P.F./M.F.) No. 005,463,997-20, resident e domiciled at Rua General Urquiza, 155, Apto. 501, Rio de Janeiro - RJ; **José Sidnei Colombo Martini**, Brazilian, married, electrician engineer, Identity Card No. 3,605,622-4, Taxpayer Card (C.P.F./MF) No. 514,537,628-68, resident and domiciled in this city at Av. Padre Pereira de Andrade, 545 - apto. 181-D. The appointed councilmembers submitted the declarations required by CVM Instruction 367/02, signed the respective Terms of Inauguration and Terms of Consent to the Regulation of Differentiated Practices of Corporate Governance - Level 1, and started performing their duties, continuing with the meeting of the Board of Directors with the new composition. Following, as provided for in paragraph 1 of article 13 of the Bylaws, the Councilmembers elected Mr. Javier G. Gutierrez Pemberthy as Chairman of the Board of Directors. Continuing, Mr. Ruy Martins Altenfelder Silva submitted his resignation letter to the Board of Directors to the new chairman of the Board of Directors, Mr. Javier G. Gutierrez Pemberthy, who received it, thanking in the name of the Board of Directors for the relevant works rendered to CTEEP by Mr. Ruy Martins Altenfelder Silva and appointing **Mr. Juan David Bastidas Saldarriaga**, Colombian, married, lawyer, Identity Card No. 98,542,720, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia, to fill the vacancy, according to article 16 of the Bylaws. Mr. Javier G. Gutierrez Pemberthy thanked Mr. Mauro Guilherme Jardim Arce, former Chairman of the Board of Directors, for his clear and transparent actuation during the whole transition process, as well as the whole administration of CTEEP for the reception. Following, as provided for in paragraph 1 of article 13 of the Bylaws, the Councilmembers elected Mr. Fernando Augusto Rojas Pinto as Vice-Chairman of the Board of Directors. Following, the Chairman of the Board of Directors put the **Proposal to Amendment to the Bylaws** to appreciation, that after discussed by the Councilmembers resulted

unanimously **approved**. Following, according to the *caput* of article 11 of the Bylaws, the Board of Directors deliberated and **approved the call for the Extraordinary General Shareholders' Meeting** to deliberate on the following agenda: (i) election of up to 14 members of the Board of Directors, considering the resignation of the members of the Board of Directors elected by the State of São Paulo after the transfer of the control of the Company, and the fact that its election was made through multiple vote process in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, by applying what is provided for in article 141, §3, of the Corporate Law Method, maintaining in their offices the two members of the Board of Directors elected on April 20, 2006 in separate voting; (ii) removal from office of the present members of the Audit Committee elected by São Paulo State Treasury on April 20, 2006, and of their respective alternates, and the consequent election of effective members and alternate members of the Audit Committee to fill the vacancies, maintaining in their offices the two members of the Audit Committee and their respective alternates elected by the minority shareholders on April 20, 2006, as provided for in article 28 of the Bylaws; (iii) proposal to change the global remuneration of the Company's administrators and of the members of the Audit Committee, making it more compatible with the patterns of the market; and (iv) as provided for in subsection IX of Article 17 of the Bylaws, and considering the provision of Notice SF 001/2006, to submit to approval of the General Shareholders' Meeting the proposal to amendment to the Bylaws of CTEEP. ....................

These minutes, after approved, were signed by the members of the Board of Directors present. Ruy Martins Altenfelder Silva, former Vice-Chairman of the Board of Directors; Javier Genaro Gutierrez Pemberthy, Chairman of the Board of Directors; Fernando Augusto Rojas Pinto, Vice-Chairman of

the Board of Directors; Alba Luz Hoyos Naranjo; Ana Mercedes Villegas Mejía; César Augusto Ramírez Rojas; Claudiano Manoel de Albuquerque; Fernando José Tenório Acosta; Fernando Maida Dall'Acqua; Guido Alberto Nule Amin; José Sidnei Colombo Martini; Juan David Bastidas Saldarriaga; Luis Fernando Alarcón Mantilla; Norberto de Franco Medeiros; Rogério da Silva; Valter Correia da Silva; and Vladimir Muskatirovic.

I declare that the Abstract of the Minutes of the Extraordinary Meeting of the Board of Directors held on July 28, 2006 is in accordance with the original text drawn up in proper book.

São Paulo, August 2, 2006

Fernando Augusto Rojas Pinto
Vice-Chairman of the
Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the
Board of Directors